Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521
Phone:	(775) 850-3777
Fax:	(775) 850-3733

MERIDIAN GOLD REPORTS THIRD QUARTER 2002 RESULTS

(All dollar amounts in U.S. currency)

October 22nd, 2002

Highlights

•	El Peñón gold production of 78,000 ounces at a cash cost of $43 per ounce

•	Net income of $9.2 million, or $0.10 per share

•	Unhedged realized gold prices increased 13% to $320 per ounce

•	Strong cash flows financed $20 million in capital development primarily at Esquel

•	New gold discovery confirmed by drilling at Los Pircos in Peru

•	The high-grade Vista Norte zone continues to grow at El Peñón

Meridian Gold, Inc. generated net income of $9.2 million, or $0.10 per share for the quarter. Earnings per share fell when compared to the prior quarter primarily reflecting the issuance of about 22 million new Meridian shares at the closing of the merger with Brancote Holdings PLC early in the third quarter.

During the quarter, Meridian produced a total of 103,918 ounces of gold at a cash cost of $101 per ounce. As expected, El Peñón continued to generate strong cash flows by producing 78,000 ounces of gold at a cash cost of $43 per ounce. The Company’s net income remains strong with return on sales of 27%.

For the third quarter, capital of $20 million was invested in the Company’s properties including $14 million at Esquel. Of the $14 million, about $10 million were closing costs associated with the merger and the remaining spending covered land payments, surface rights, and the start of the feasibility study. Following the conclusion of the merger with Brancote Holdings in July, Brancote ordinary shares were de-listed from trading in the Alternative Investment Market in August.

Exploration spending of $2.5 million was expensed. Considerable exploration efforts were undertaken at El Peñón, at the Machacala project in Peru, and at the Los Pircos project. New high-grade intercepts at El Peñón continue to increase the size of the Vista Norte zone.

Despite significant additional spending this quarter, cash balances declined only slightly to $123.4 million, as a result of strong cash flows from the El Peñón project.

Brian Kennedy, CEO of Meridian Gold, summed up the quarter, “I am delighted to have completed our first acquisition during the quarter and to have continued to see exciting exploration results. El Peñón continues to provide the cash flow engine that will drive one of the steepest growth profiles in the industry while maintaining the critical characteristics of low cost and no hedging. The acquisition of Brancote and these new exploration results continue to strengthen Meridian Gold.”

Esquel Update
On September 23rd, Meridian started some step-out and limited infill drilling on the main Galadriel-Julia vein system. Towards the end of October, two more drill rigs will be brought in to start drilling the Ungoliant and Antonia vein systems. The Ungoliant vein has been drilled over a strike length of 250 meters with two earlier drill intercepts including 9 meters of 34.3 g/tonne gold and 8 meters of 15.8 g/tonne gold. The Ungoliant vein appears to have strike length of almost 2 kilometers.

The feasibility study and permitting process are underway with results expected by early next year. Fluor Signet has been awarded the engineering contract. Meridian expects construction to commence in 2003 with commercial production in 2004.

Exploration Report

Los Pircos
During the quarter, six core drill holes intercepted potential ore-grade mineralization at the Los Pircos project in Peru with several holes intersecting bonanza grades. Meridian is earning a 51% ownership of the project from Compañia de Minas Buenaventura SAA by spending $2.7 million in exploration. Meridian may purchase an additional 14% by paying Buenaventura another $1 million. On October 5th, Meridian by having invested $0.7 million in the property, became the operator.

The Los Pircos property, which is located about 100 kilometers north of Trujillo, includes at least 9 veins tracing about 20 kilometers along the surface. The results show a number of intercepts in the Ramal vein and in the Diana vein. The current drill holes have intersected both the main vein (Diana) and the parallel veins over a potential strike length of approximately 200 meters. The Diana vein has been trenched along the surface for a strike length of about 1 kilometer. The detailed drill-hole map can be found on the Company’s website: www.meridiangold.com.

Hole	From	To	Intercept*	Gold	Silver

	(m)	(m)	(m)	(g/tonne)	(g/tonne)

SD-1D	97.6	98.3	0.7	2.4	6.5

	107.3	110.2	2.9	0.3	3.3

SD-2D	64.3	66.1	1.8	38.3	203

	66.9	70.5	3.6	15.8	154

SD-3D	96.0	98.7	2.7	7.6	31

	109.9	112.5	2.6	80.2	3,728

SD-4D	2.8	3.4	0.6	25.1	118

	6.8	7.0	0.2	32.9	75

	24.9	25.1	0.2	9.4	15

	28.0	28.3	0.3	54.7	148

	91.2	91.8	0.6	8.2	123

	111.1	111.2	0.1	14.2	44

SD-5D	61.1	63.7	2.6	6.2	157

	66.7	68.5	1.8	22.0	317

	76.5	76.8	0.3	28.2	26

SD-6D	35.7	37.5	1.8	68.0	421

	45.5	46.3	0.8	24.9	71

*	Drilled widths, not true widths

In addition, the first hole drilled in another vein, Veta Maribel, which returned potentially economic values with an intercept of 1.55 meters grading 11.9 g/tonne gold and 11 g/tonne silver. During the fourth quarter, another 20 drill holes are planned at Los Pircos to further delineate the potential of this new project.

El Peñón
The new Vista Norte zone has been extended along strike from 700 meters reported in the second quarter to over 850 meters in length. The second quarter report included two holes in a shallow ore shoot at the north end of Vista Norte. During the third quarter this ore shoot has been further defined by the holes shown below:

Hole	From	To	True Width	Gold	Silver

	(m)	(m)	(m)	(g/tonne)	(g/tonne)

PC264*	85	87	1.8	13.8	158

PC265*	26	29	2.5	49.5	256

PC285	19	23	2.9	4.8	131

PC295	22	25	2.6	9.3	121

PC297	25	27	1.6	258.8	1,989

PC298	35	38	3.3	16.6	103

PC300	52	57	6.1	7.9	41

PC302	49	51	2.4	7.3	161

PC332	87	88	0.9	101.8	265

PC333	90	92	1.9	22.8	226

PX082	46	48	1.2	18.3	86

*	Drill holes reported in the Second Quarter report

This ore shoot extends for approximately 150 meters along strike with a vertical extent of at least 70 meters. Further drilling will occur beneath this mineralization during the fourth quarter. Meridian expects the Vista Norte zone to more than replace 2002 production.

Management’s Discussion and Analysis
The following discussion is limited to matters that, in the opinion of the Company, are material.

3rd Quarter 2002 versus 3rd Quarter 2001
Meridian reported net income of $9.2 million for the third quarter of 2002, or $0.10 per share, versus $10.1 million, or $0.14 per share for the third quarter of 2001, which represents a decrease of 9%. Sales revenue increased $4.2 million, or 14% over the third quarter of the prior year reflecting higher realized gold prices (13%). The average realized gold price was $320 per ounce versus $282 per ounce in the prior year’s comparable period.

While quarterly production totaled 103,918 ounces of gold, 106,283 ounces were sold and realized in the financial statements. Gold ounces sold were 4% higher than the prior year reflecting increased production at both El Peñón and Jerritt Canyon.

Operating margins increased to 36% versus 33% realized in the third quarter of the prior year, as higher gold prices more than offset the higher costs at Jerritt Canyon.

The Company reported a $3.5 million tax expense for the third quarter of 2002. No tax expense for the corresponding quarter of 2001 was reported due to the utilization of available losses. In accordance with FAS 109 regarding intraperiod tax allocation, the Company has reflected a 29.1% overall effective tax rate during the quarter.

Year to Date 2002 versus Year to Date 2001
Higher revenues for the first three quarters of the year, of $99.0 million versus $83.5 million for the same period last year, reflect increased production at El Peñón (249,728 ounces in 2002 versus 229,670 in 2001), and a higher realized gold price ($311 per ounce in 2002 versus $277 per ounce in 2001). For the nine months ended September 30, cash costs per ounce remained at $85, which is consistent with the same period of the prior year. Total production costs per ounce decreased 3% this year over last from $142 to $138 this year. Net income for the period of $30.8 million is 17% higher than $26.4 million for the same period last year due mainly to higher gold production and improved gold prices. Cash provided by operating activities for the nine months ended September 30, 2002, of $51.6 million, versus $46.6 million for the same period the prior year, is higher due to increased net income.

Meridian reported a $10.7 million tax expense in 2002, compared to $2.8 million for the corresponding period of 2001. This increase is represented by the tax provision of an 18.8% overall effective tax rate, as well as the utilization of available tax losses.

Liquidity and Capital Resources
Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities was provided from operations and from existing cash reserves. Cash provided by operating activities was $15.1 million in the third quarter of 2002, 15% lower than $17.8 million in the third quarter of 2001 primarily reflecting a decrease in current liabilities. At September 30, 2002, cash and cash equivalents totaled $123.4 million, versus $83.5 million as of September 30, 2001, representing a 48% increase. Capital expenditures for the third quarter were $20.2 million, primarily a result of the capitalization of Brancote spending.

Expected cash requirements for operations for the remainder of 2002 include approximately $5 million for development costs at Esquel, and approximately $4 million for planned capital expenditures primarily directed toward additional underground development of the El Peñón and Jerritt Canyon mines. Underground development at the El Peñón mine includes driving a drift to the Diablada zone. Exploration spending for the remainder of 2002 is expected to be approximately $3 million. The Company will fund all of these requirements from cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, additional capital could be required. The Company believes that these capital requirements could be funded by existing cash reserves and by borrowing from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

Discussion of Properties

El Peñón
During the third quarter, the mine produced 77,976 ounces of gold and 1.15 million ounces of silver at a cash cost of $43 per gold ounce versus 79,173 ounces of gold and 1.22 million ounces of silver at a cash cost of $38 per gold ounce during the equivalent period in 2001. Total production costs including depreciation, depletion, amortization, and reclamation were $93 per gold ounce. For the eleventh consecutive quarter, the mill processed ore at excellent throughput and recovery rates. The third quarter average mill grade was 13.8 g/tonne gold and 262 g/tonne silver versus 14.7 g/tonne gold and 242 g/tonne silver in the third quarter of 2001. Lower grades for this quarter were expected and factored into the mine plan, which includes production sourced from the lower grade open pit mine at Orito Norte. Gold recovery remained stable vis-à-vis the second quarter at 95%, slightly higher than the 94% recovery in the third quarter of last year. Silver recoveries improved to 91% from 90% for the corresponding timeframe. This progress is partly explained by the inclusion of an additional leach tank, which improved residence time.

Jerritt Canyon
During the third quarter, Meridian’s share (30%) of Jerritt Canyon production was 24,322 ounces of gold at a cash cost of $284 per gold ounce versus cash costs of $197 per gold ounce for the third quarter of last year. Cash costs have also increased considerably vis-à-vis the second quarter of this year, primarily as a result of lower ore throughput grade (from 8.5 g/tonne to 7.5 g/tonne) and ensuing production shortfall coupled with higher underground mining costs, both of which more than offset the improved gold recovery of 88% versus 87% in the third and second quarters, respectively.

Beartrack
For the third quarter, Beartrack produced 1,620 ounces of gold. Once sold, these ounces will be taken against the reclamation and closure accruals, as will all future Beartrack production. Residual production from rinsing of the pad should continue to produce recoverable gold over the next two quarters on a declining basis.

Management Changes
During the quarter, Richard C. Lorson, Vice President Exploration has left the company for personal reasons. Edward Colt, Executive Vice President Exploration and Development has assumed his responsibilities.

Outlook
For 2002, Meridian expects to produce about 320,000 ounces of gold from El Peñón at a cash cost of less than $50 per ounce; and 100,000 ounces from Jerritt Canyon at a cash cost of $260 per ounce. During the fourth quarter, Meridian will ramp up its exploration program in Argentina and conclude its feasibility study on the Esquel mine. Costs will be expensed or capitalized where appropriate.

3rd Quarter Conference Call

Meridian is hosting a simultaneous live webcast of its conference call on Tuesday, 22 October, 2002, at 5:00 PM ET through www.viavid.com. If you would like to listen to our conference call on the web, go to the home page on www.meridiangold.com and click on the link. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer, and you will also be required to complete a registration page in order to logon to the webcast.

Meridian Gold Inc. is a different kind of gold company because we focus on the quality of the ounces as measured by the profitability per ounce sold at spot prices, not the quantity of ounces produced. Following the completion of the Brancote transaction, Meridian Gold Inc. has a total of 98.9 million common shares trading on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

A “Qualified Person”, Richard C. Lorson, as defined by the Ontario Securities Commission National Instrument 43-101, acting as a consultant to Meridian Gold, has reviewed the exploration results contained within this release.

For further information, please visit our website at, or contact:

Wayne M. Hubert	Tel: (800) 572-4519

Investor Relations	Fax: (775) 850-3733

Meridian Gold Inc.	E-mail: wayne.hubert@meridiangold.com

Meridian Gold Inc.
Consolidated Condensed Statement of Operations
(Unaudited and in US$ millions, except per share data)

	Three Months		Nine Months
	Ended September 30		Ended September 30

	2002	2001	2002	2001
Sales	33.6	29.4	99.0	83.5

Costs and Expenses

Cost of Sales	11.5	8.5	28.9	25.9

Depreciation, depletion & amortization	5.6	5.9	16.5	17.1

Reclamation	0.2	0.2	0.6	0.6

Exploration costs	2.5	2.9	7.2	9.0

Selling, general and administrative	1.7	2.2	5.2	5.0

Other expenses/(income)	—	—	0.7	(0.1)

Total costs and expenses	21.5	19.7	59.1	57.5

Operating income	12.1	9.7	39.9	26.0

Interest income	0.5	0.4	1.4	1.3

Gain on Sale of Fixed Assets	0.1	—	0.1	1.9

Tax Benefit (expense)	(3.5)	—	(10.6)	(2.8)

Net income	9.2	10.1	30.8	26.4

Income per common share	0.10	0.14	0.37	0.35

Number of common shares used in earnings per share computations (millions)	96.2	74.8	82.6	74.6

See accompanying notes to consolidated interim financial statements.

Meridian Gold Inc.
Operating Data (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2002	2001	2002	2001
El Peñón Mine

Gold Production	77,976	79,173	249,728	229,670

Silver Production	1,163,278	1,224,635	4,036,669	3,332,434

Tonnes ore mined (thousands)	138	183	446	538

Mill tonnes processed (thousands)	185	179	529	537

Avg. mill gold ore grade (grams/tonne)	13.8	14.7	15.5	14.1

Avg. mill silver ore grade (grams/tonne)	215	242	262	219

Mill gold recovery	95%	94%	95%	94%

Mill silver recovery	90%	88%	91%	88%

Cash cost of production/ ounce	$43	$38	$31	$45

Total production cost/ ounce	$93	$91	$78	$99

Jerritt Canyon Joint Venture

Gold production (Meridian Gold’s 30% share)	24,322	26,752	72,789	74,973

Tonnes ore mined (100%, thousands)	264	232	750	618

Mill tonnes processed (100%, thousands)	358	364	966	1,026

Avg. mill ore grade (grams/tonne)	8.0	8.9	8.9	8.6

Mill recovery	88%	86%	87%	88%

Cash cost of production/ ounce	$285	$197	$270	$207

Total production cost/ ounce	$362	$265	$343	$272

Beartrack Mine

Gold production — heap leach	1,620	3,817	6,416	12,443

Company Totals

Ounces of gold produced	103,918	109,742	328,933	317,086

Ounces of gold sold	106,283	110,945	328,539	316,160

Avg. realized price/ ounce	$320	$282	$311	$277

Cash cost of production/ ounce	$101	$78	$85	$85

Total cost of production/ ounce	$157	$135	$138	$142

Note: Cash and total cost per gold ounce are net of silver by-product credits

Meridian Gold Inc.
Consolidated Condensed Balance Sheets
(Unaudited and in US$ millions)

	September	December 31
	2002	2001

Assets

Current Assets

Cash and cash equivalents	112.9	97.3

Restricted cash	10.5	—

Total cash and cash equivalents	123.4	97.3

Trade & other receivables	7.2	1.7

Inventories	4.7	7.3

Deferred tax asset	3.5	14.9

Other current assets	2.6	1.5

Total current assets	$141.4	$220.0

Property, plant and equipment, net	499.4	93.5

Other assets	2.7	1.3

Total Assets	$643.5	$314.8

Liabilities and Shareholders’ Equity

Current Liabilities

Accounts payable, trade & other	8.3	5.2

Accrued and other liabilities	17.5	22.8

Total current liabilities	$25.8	$28.0

Deferred tax liability	102.2	6.5

Other long-term liabilities	33.9	35.8

Shareholders’ equity	481.6	147.2

Total liabilities and shareholders’ equity	$643.5	$217.5

See accompanying notes to consolidated interim financial statements.

Meridian Gold Inc.
Quarterly Comparative Statements of Retained Earnings
(Unaudited and in US$ millions)

	September 30	September 30
	2002	2001

Retained earnings at the beginning of period	$66.7	$28.0

Net Income	$30.8	$26.4

Retained earnings at the end of period	$97.5	$54.4

Meridian Gold Inc.
Consolidated Condensed Statement of Cash Flows
(Unaudited and in US$ millions)

	Three Months		Nine Months
	Ended September 30		Ended September 30

	2002	2001	2002	2001
Net Income (loss)	$9.2	$10.1	$30.8	$26.4

Provision for depreciation, depletion and amortization	5.7	5.9	16.6	17.1

Gain on sale of assets	(0.1)	—	(0.1)	(2.0)

Stock compensation expense	0.5	0.4	1.5	1.0

Changes in current assets and liabilities, net	3.1	(1.6)	4.9	(3.0)

Changes in long-term assets and liabilities, net	(3.3)	3.0	(2.1)	7.1

Net cash provided by operating activities	15.1	17.8	51.6	46.6

Cash flow from investing activities

Capital spending	(20.2)	(6.5)	(30.1)	(14.9)

Cash acquired in purchase of Brancote Holdings, PLC	0.4		0.4

Proceeds from sale of assets	—	—	—	2.0

Net cash used in investing activities	(19.8)	(6.5)	(29.7)	(12.9)

Cash flow from financing activities

Repayment of long-term borrowings	—	(9.5)	—	(18.0)

Deposit of restricted funds for collateral	(10.5)

Proceeds from sale of common stock	3.5	2.9	4.2	4.6

Net cash used in financing activities	(7.0)	(6.6)	4.2	(13.4)

Increase in cash and cash equivalents	(11.7)	4.7	26.1	20.3

Cash and cash equivalents, beginning of period	124.6	78.8	97.3	63.2

Cash and cash equivalents, end of period	112.9	83.5	123.4	83.5

Restricted cash, end of period	10.5	—	—	—

Total cash and cash equivalents, end of period	$123.4	$83.5	$123.4	$83.5

Meridian Gold, Inc.

Notes to Consolidated Condensed Interim Financial Statements

1.	Basis of Presentation

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2001 as certain information and note disclosures normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Ontario Securities Commission for interim reporting.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.	Hedging

During the third quarter, the company recognized $485,000 in sales of deferred revenue on closed gold hedge contracts in the accompanying Consolidated Statement of Operations. This hedging was required by loan agreements.

3.	Recognition of deferred tax credit from IMDI acquisition

As of December 31, 2001, the company had a net deferred tax credit of $8.4 million. This entire credit is being recognized in the tax provision for 2002. This results in an effective tax rate of 17.3% on Chilean and Barbados income, and an overall effective tax rate on book earnings of 26.8%. In accordance with accounting guidance concerning intraperiod tax allocations, the Company will record tax expense based on these expected rates throughout the year.

4.	Acquisition

On July 3, 2002, the Company announced a wholly unconditional share purchase offer for Brancote Holdings Plc. (Brancote), a London listed company on the AIM (Alternative Investment Market). In accordance with the terms of the agreement, the Company purchased all the outstanding shares of Brancote in a share for share exchange wherein each shareholder of record of Brancote Holdings Plc received .1886 common shares of Meridian Gold Inc. in exchange for each common share of Brancote. The balance sheet and results from operations have been consolidated effective July 3, 2002. The allocation of the purchase price, based on consideration paid, is summarized as follows:

In millions

Net assets acquired:

Cash	$0.4

Receivables	0.8

PP&E, net	393.9

Current liabilities	(1.0)

Deferred income taxes	(96.1)

Minority interest	(1.0)

Total Consideration	$297.0

The acquisition of Brancote has been accounted for under the purchase method of accounting, and as such, the fair value of the consideration given by Meridian was allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the time of purchase. The total consideration includes the value of the 22.0 million shares of common stock issued, which was calculated using a thirty-day average prior to the date of announcement (April 3, 2002), and was valued at $13.56 using the stock price on the day prior to the date of announcement, plus total transaction costs. This will be adjusted as necessary to reflect final acquisition costs. For further information please see Meridian’s F-4 filing with the SEC on April 19, 2002.

5.	Restricted cash

At September 30, 2002, the Company had $10.5 million classified as restricted cash. This represents funds on deposit that has been pledged as backing for letters of credit issued for reclamation bonding.

6.	Stock-Based Compensation

The Company utilizes a fair value method of accounting for employee stock options and similar equity instruments. This method permits an entity to choose to recognize compensation expense by adopting the fair value method of accounting or continue to measure compensation costs using the intrinsic value methods. The Company accounts for stock options granted to employees and directors of the Company under the intrinsic value method. Stock options granted to non-employees under the Company’s Stock Option Plans are accounted for under the fair value method. Had the Company reported compensation costs as determined by the fair value method of accounting for option grants to employees and directors, net income and net income per common share would have been the pro forma amounts indicated in the following table:

	Quarter Ended	Nine Months Ended
	September 30, 2002	September 30, 2002

	(In millions)	(In millions)
Net income — as reported	$9.2	$30.8

Compensation expense — current period option grants	(.1)	(.1)

Net income — pro forma	$9.1	$30.7

Net income per common share — as reported	$.10	$.37

Net income per common share — pro forma	$.09	$.37

The fair value of stock options granted was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions for the quarter and nine months ended September 30, 2002:

Expected volatility	65.5%

Expected dividend yield	0.0%

Risk free interest rate, average	3.3%

Expected life of options granted	5 years

Future pro forma compensation cost by fiscal year, assuming no additional grants by the Company to employees and directors, is as follows:

Fiscal Year Ended	Pro Forma Compensation
September 30,	Expense

(In millions)
2002	$.2

2003	.5

2004	.5

2005	.3